Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     ACE Aviation Holdings Inc. announces adjustment to conversion rate of
     4.25% Convertible Senior Notes in connection with previously announced results of its substantial issuer bid

     MONTREAL, Jan. 11 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
(TSX: ACE.A, ACE.B) today announced that, in connection with the previously announced results of its offer to purchase Cdn$1.5 billion of its Class A
Variable Voting Shares and Class B Voting Shares, which expired at 5:00 p.m.
(Montreal time) on January 10, 2008, the conversion rate of the 4.25%
Convertible Senior Notes Due 2035 (convertible notes) of ACE is being adjusted from 37.6879 to 39.0341 Class A Variable Voting Shares or Class B Voting
Shares per $1,000 principal amount of convertible notes. The adjustment will be effective on January 11, 2008 and has been determined in accordance with the terms of the indenture dated April 6, 2005 governing the convertible notes.
     In accordance with the indenture, the adjusted conversion rate is based on an adjustment factor, the numerator of which is $3,059,809,895, the sum of
(A) $1,497,527,790, the aggregate cash consideration payable to holders of
Class A Variable Voting Shares and Class B Voting Shares purchased by ACE under its offer to purchase (Purchased Shares), and (B) $1,562,282,105, the product of the number of Class A Variable Voting Shares and Class B Voting
Shares outstanding (less any Purchased Shares) at the expiration date of the offer and the weighted average closing price of the Class A Variable Voting
Shares and Class B Voting Shares on the trading day next succeeding the expiration date of the offer, and the denominator of which is $2,954,282,606, the product of the number of Class A Variable Voting Shares and Class B Voting
Shares outstanding (including the Purchased Shares) at the expiration date of the offer multiplied by the weighted average closing price of the Class A
Variable Voting Shares and Class B Voting Shares on the trading day next succeeding the expiration date of the offer.
     As of January 11, 2008, the principal amount of issued and outstanding convertible notes is $322.9 million.

     ABOUT ACE AVIATION HOLDINGS INC.

     ACE is a holding company of various aviation interests including Air
Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS.
     %SEDAR: 00020954EF          %CIK: 0001295721

     /For further information: ACE: Isabelle Arthur (Montreal), (514)
422-5788; Angela Mah (Vancouver), (604) 270-5741; Peter Fitzpatrick (Toronto),
(416) 263-5576; Internet: aceaviation.com/
     (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 18:16e 11-JAN-08